U.S SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549


                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING

FORM 10-KSB

For Period Ended:   September 30, 1996



Part I - Registrant Information



Full Name of Registrant                   Avtel Communications, Inc.
Former Name                               Hi, Tiger International, Inc.
Address of Principal Executive Office     130 Cremona Drive, Suite C
                                          Santa Barbara, CA 93117


Part II - Rules 12b-25 (b) and (c)



     (a) The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The Form 10-KSB will be filed on or before January 14, 1997.

     (c) Attachment of statements not applicable.



Part III - Narrative



     Due to a merger transaction and change in management on October 23, 1996, Form 10-KSB could not be filed by December 30, 1996 without unreasonable effort and expense.




Part IV - Other Information



     (1) Name and telephone number of person to contact in regard to this notification

          James P. Pisani         (805) 685-0355 Ext 702

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify reports.

                                        [x] Yes[ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period fro the last fiscal year will be refelcted by the earnings statements to be included in the subject report or portion thereof?

                                        [x] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and , if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During 1996, general and administrative expenses decreased to 119% of gross revenues as compared to 163% for 1995 resulting in a loss from operations of $49,000 for the year ended September 30, 1996, compared to 1995 with losses from operations of $128,000.

Avtel Communications, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   December 31, 1996     By: /s/
                              James P. Pisani
                              Chief Operating Officer and
                              Chief Financial Officer
                              (Principal Financial and Accounting Officers)